EXHIBIT 21.1

Subsidiary Name	Jurisdiction of Incorporation

Healing Tough Global Pte. Ltd.	Republic of Singapore

Spa Eternity Pte. Ltd.	Republic of Singapore

It’s Divine Technology Pte. Ltd.	Republic of Singapore

It’s Divine Investments Pte. Ltd.	Republic of Singapore